FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 17, 2002

Commission File Number 1-12736

Savia S.A. de C.V. (Translation of registrant's name into English)
Rio Sena 500 Pte. Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):   ......

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ......

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82- ......

Contents

* Relevant Event dated December 17, 2002

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Savia, S.A. de C.V.
By: /s/ Francisco Garza Barbosa ___________________ Francisco Garza Barbosa Comptroller
Date: December 17, 2002

RELEVANT EVENT

Contacts:
SAVIA
Francisco Garza
Phone: 52818-1735500
e-mail: fjgarza@savia.com.mx

MEDIA
Francisco del Cueto
Phone: 55-56623198
e-mail: delcueto@mail.internet.com.mx

Monterrey, Mexico. December 17, 2002. Savia, S.A. de C.V. (BMV: SAVIA; NYSE: VAI) today announced that as part of the of restructuring of the company's debt with its bank lenders regarding an outstanding balance of US $ 60 million dollars, the company is in default with its contract obligations. Never the less, negotiations with the banks are in process and they are related to the company's news published on December 13, 2002.

Safe Harbor Statement
All statements in this press release other than statements of historical facts are "forward looking" statements, including without limitation statements regarding the Company's financial position, business strategy, plans, proposed transaction and objectives of management and industry conditions. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct or that the proposed transaction will be completed. The following factors, among others, may affect the Company's actual results or the proposed transaction and could cause such results to differ materially from those expressed in any forward-looking statements made by or on behalf of the Company: competitive factors, agribusiness risks, governmental and economic risks associated with foreign operations, need for additional financing as well as changes in the equity markets. Further information on the factors that could affect the Company's financial results is contained in the Company's latest 20-F filed with the Securities and Exchange Commission.

Savia (www.savia.com.mx) participates in industries that offer high growth potential in Mexico and internationally. Among its main subsidiaries are: Seminis a global leader in the development, production and commercialization of fruit and vegetable seeds; Bionova, a grower and marketer of fresh produce; and Omega, a real estate development company.